Exhibit 99.8

The following materials were posted to Twitter by Adobe on November 10, 2016:

We are excited to share the news that Adobe has agreed to acquire TubeMogul — find out more: http://adobe.ly/2eFi2FO

Super excited to share the news that Adobe has agreed to acquire TubeMogul — find out more: http://adobe.ly/2eFi2FO

Excited to share the news that Adobe has agreed to acquire TubeMogul, a video demand-side platform leader http://adobe.ly/2eFi2FO